Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

JULY 27, 2006

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company” or “CHC”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.

This MD&A should be read in conjunction with both the Company’s Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2006, 2005 and 2004. Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise noted.

OVERVIEW

The Company is the world’s largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European and Global Operations segments. The Company’s Heli-One segment is the world’s largest independent helicopter support company, providing repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services to the Company’s flight operations and third-party customers around the world. The Company also provides helicopter transportation services for emergency medical services and search and rescue activities (“EMS/SAR”) and ancillary services such as flight training.

The Company provides helicopter transportation services to a broad base of independent and state-owned oil and gas companies, transporting personnel and, to a lesser extent, parts and equipment, to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel. The Company is a market leader in most of the regions it serves, with an established reputation for high quality and reliable service. The Company is the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and north-eastern North America. For the fiscal year ended April 30, 2006 revenue generated by helicopter transportation services for the oil and gas industry was approximately 69% of the Company’s total revenue unchanged from the previous fiscal year.

The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality and timeliness of its maintenance and training. The Company believes that these capabilities enhance its competitive position, further diversify its revenue and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

The Company’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	DeBeers	Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier

Revenue for the fiscal year ended April 30, 2006 was $1,011.5 million, up $44.3 million from revenue of $967.2 million in fiscal 2005 and up $240.0 million from revenue of $771.5 million in fiscal 2004. Net earnings from continuing operations for fiscal 2006 were $90.7 million ($1.97 per share, diluted) compared to $46.2 million ($1.01 per share, diluted) in fiscal 2005 and $52.2 million ($1.16 per share, diluted) in fiscal 2004.

Net earnings from continuing operations includes gains from the sale of various investments, restructuring costs, debt settlement costs and tax adjustments totalling $29.6 million after-tax (2005 - ($17.4) million; 2004 - $2.0 million) or $0.64 diluted net earnings per share (2005 - ($0.38) per share, diluted; 2004 - $0.04 per share diluted).

The Company’s Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.A” and “FLY.B”. Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS STRATEGY

The Company’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets and cash flows. In its pursuit of this goal, the Company intends to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability. The Company’s organizational structure means the Company was ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year the Company acquired the remaining non-controlling interest in Aero Turbine Support Ltd. (“ATSL”), and exercised its option to acquire BHS-Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”). The acquisition of BHS is expected to be completed in the second quarter of fiscal 2007. The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expansion into new markets.

•
Selectively Expand International Operations. The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. The Company plans to expand its repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursuing new opportunities in medium aircraft maintenance and military helicopter support through the development of facilities in North America. Heli-One has the capability to support, on a nose-to-tail basis, the Company’s entire fleet of over 90 Sikorsky S-61 and S-76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry:

-	Integrated logistics support;
-	Aircraft leasing;
-	Heavy maintenance;
-	Design and engineering;
-	Helicopter parts and distribution;
-	Inventory management; and
-	Safety and survival equipment, manufacturing and support.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing the oil and gas industry. The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators that would otherwise compete primarily on the basis of price. During the year the Company was awarded a $215 million five-year contract from the United Kingdom Maritime and Coastguard Agency (“MCA”) for the provision of commercial search and rescue helicopter service from four bases in the UK commencing July 1, 2007.

•
Continue to Focus on Long-Term Contracts. The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue. Revenue from operations under long-term contracts represented approximately 66% of the Company’s revenue during the last two fiscal years.

During the year the Company completed the consolidation of its operations into three new operating divisions; Global Operations, European Operations and Heli-One. The restructuring associated with the consolidation is now essentially complete. The Company realized savings from headcount reductions, improved fleet management, working capital management, procurement, logistics and other areas.

COMPETITIVE STRENGTHS

The Company believes that it has the following competitive advantages:

•
Global Coverage. The Company currently provides helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs and base set-up costs can represent a significant portion of operating expenses, the Company’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, the Company’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety. In over 50 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record. During the year the Company led the industry with the implementation of a single Safety Management System worldwide. The Company continues to meet or exceed the stringent safety and performance audits that are conducted by its customers. The Company’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as third-party civil and military organizations around the world. Providing these advanced training services enhances the Company’s global reputation for leadership and excellence in helicopter services.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Low Cost Operator. The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts. The Company believes that its economies of scale and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their contract bids.

•
Long-Term Customer Relationships. The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Company consistently meets or exceeds its customers’ standards and is invited to bid on new projects. In addition to standard helicopter transportation services, certain of the Company’s customers rely on it for ancillary services, including the Company’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•
Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world. The Company has led the industry in fleet renewal with aircraft sought after by customers for their superior performance. As of April 30, 2006, the Company operated 233 aircraft, comprised of 82 heavy helicopters, 124 medium helicopters, nine light helicopters and 18 fixed-wing aircraft. The helicopter fleet consists of more than ten types of helicopters manufactured primarily by Eurocopter, Sikorsky, AgustaWestland and Bell. During the year the Company added an additional four Sikorsky S-92s for a total of six S-92s to compliment its fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service today.

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2006 the estimated fair market value of the Company’s owned aircraft fleet was $594.7 million, exceeding its net book value by approximately $46.7 million. As well, since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of the Company’s ongoing fleet management, the Company often receives prices in excess of net book value.

•
In-house Repair and Overhaul Business. The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator. The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers, and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S-61 and S-76 and Bell 212/412. This capability allows the Company to control the quality and cost of its helicopter maintenance, repair and refurbishment.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2006, approximately 69% of the Company’s total revenue was derived from oil and gas activity (fiscal 2005 - 69%). The Company expects technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Company believes this increase in activity will result in increased global demand for helicopter transportation services.

The North Sea is the largest producing offshore oil and gas market in the world and continues to experience strong growth in rig demand. Rig utilization in the North Sea rose above 90% in May 2006 for a new high in recent history. Projected utilization rates have also risen, indicating the market will likely remain strong through 2007. In addition to new smaller oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The market’s buoyancy is also prompting an increase in new-build contracts. The Company believes the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

The Company expects further increased demand for helicopter services as a result of the UK government’s decision to privatize eight additional coastguard bases commencing in 2012 for a period of 20-30 years. Contract bidding begins in 2008.

To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:

•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a highly skilled and dedicated team of pilots, engineers and support staff;
•	a cost structure that allows the provision of services at competitive prices;
•	an effective capital structure that permits financing of new aircraft;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

The Company believes it possesses all of these characteristics.

THE BUSINESS

Helicopter flying operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Company has sold most of its operations and aircraft in this category and, at April 30, 2006, it had only nine light helicopters in its fleet.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. The Company operated 206 helicopters in this category (82 heavy and 124 medium helicopters) as at April 30, 2006.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The Company contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of the Company’s fiscal 2006 flying revenue (fiscal 2005 - 52%; fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2005 - 48%; fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, the Company supplies crew and maintenance personnel in addition to aircraft. However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with other services. The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Company’s long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last seven fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Company has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of the Company for more than 20 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Company’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Company estimates that it has a market share of approximately 65% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. The Company is well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. The Company’s global presence, long-term customer relationships and modern fleet of aircraft position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company. In the Company’s experience, the Eurocopter Super Puma MKII, the Sikorsky S-92 and the new AgustaWestland AW139 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior flying range, passenger capacity and cabin crew comfort. At present, the Company and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately 18 months. During the year, the Company added four Sikorsky S-92 aircraft and two AgustaWestland AW139 aircraft to its fleet. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

A small number of the Company’s contracts are with customers operating in regions subject to increased risk of political instability, global sanctions or war. Subsequent to the year end, the Company withdrew aircraft from two jurisdictions as a result of sanctions imposed, which made it impossible to import spare parts to support flying operations.

Fixed-Wing Flying Operations

The Company also provides fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, its offshore helicopter services. Fixed-wing customers include Woodside, EEPCI, Encana, COTCO, Debmar and Premier. The Company operates dedicated Bombardier Dash-8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft. The Company had 18 fixed-wing aircraft in its fleet as at April 30, 2006.

Repair and overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled on a predetermined basis. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, and the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

The Company’s Heli-One segment is the world’s largest independent helicopter support company. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including Sikorsky S-61 and S-76, Bell 206, 205, 212 and 412 and all Eurocopter Super Puma AS332/532 models in North America and Norway. Heli-One, Norway specializes in nose-to-tail support of the Eurocopter AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL specializes in nose-to-tail support of the Sikorsky S-61 and S-76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Heli-One provides low cost repair and overhaul services to internal customers and to third-party customers around the world.

Heli-One’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide its customers with integrated logistics support, providing 24 hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all repairable components and consumable parts, plus support for any special mission equipment. The Company’s global buying power translates to competitive pricing on all major components. Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network utilizing its new global warehouse facility in the Netherlands. In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments including avionics.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. The Company believes Heli-One is able to provide low cost quality support services to civilian and military helicopter operators worldwide.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Flight training

The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company’s global reputation for excellence and leadership in helicopter services. The facility enables the Company to satisfy fully the Eurocopter Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Company’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Company’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 27,000 pilots, engineers and helideck landing officers from over 40 countries.

Helicopter leasing

The Company manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers.

Safety and survival equipment

Operating in the world’s most dangerous cold-water environments requires protection, quality and comfort. The Company has over 30 years experience providing survival wear solutions to military forces, emergency services and oil and gas operators around the world.

ACQUISITIONS

During the year the Company purchased the remaining 40% non-controlling interest in ATSL, an aircraft engine repair and overhaul company, for an additional purchase price of $1.1 million. The acquisition supports Heli-One’s strategic expansion objectives for global helicopter support. On December 8, 2005 the Company exercised its option to acquire an equity position in BHS and provide, on an exclusive basis, operational expertise including safety management systems, maintenance procedures, technical support and flight standards. Closing is expected to take place in the second quarter of fiscal 2007. BHS is one of the largest helicopter operators in the Brazilian offshore sector.

DISCONTINUED OPERATIONS

CHC Composites Inc. (“Composites”) was reclassified to continuing operations in the Heli-One segment for the year ended April 30, 2006 as the Company did not receive an acceptable offer for Composites while this business was held for sale. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less cost to sell. As a result, a fair value adjustment of $14.3 million was recorded in fiscal 2005, allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income in fiscal 2005.

FLEET

The Company’s fleet at April 30, 2006 was comprised of the following aircraft by segment:

Aircraft Type	Global Operations	European Operations	Heli-One	Total	Owned	Leased
Heavy
Eurocopter Super Puma	8	18	6	32	19	13
Eurocopter Super Puma MkII	1	15	2	18	1	17
Sikorsky S-61N	13	8	5	26	22	4
Sikorsky S-92 series	1	5	-	6	-	6
	23	46	13	82	42	40
Medium
AgustaWestland AW139	-	1	1	2	-	2
Bell 212	11	-	-	11	8	3
Bell 412	11	-	-	11	8	3
Eurocopter 365 Series	17	11	3	31	19	12
Sikorsky S-76	45	13	9	67	50	17
Other	-	1	1	2	2	-
	84	26	14	124	87	37
Light
Bell 206	5	-	-	5	5	-
Eurocopter AS350/355	1	-	1	2	2	-
Other	-	-	2	2	2	-
	6	-	3	9	9	-
Total Helicopters	113	72	30	215	138	77
Fixed-wing	18	-	-	18	13	5
Total Aircraft	131	72	30	233	151	82

During fiscal 2006, the Company completed 21 sale-leaseback transactions, entered into new operating leases for seven aircraft, returned five aircraft to lessors and purchased four aircraft off-lease. As a result of the foregoing transactions, the number of leased aircraft in the Company’s fleet increased by 19 during fiscal 2006, from 63 leased aircraft as at April 30, 2005 to 82 leased aircraft as at April 30, 2006. The Company also purchased 20 aircraft and disposed of four aircraft. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company’s fleet decreased from 152 as at April 30, 2005 to 151 as at April 30, 2006.

Based on independent appraisals, the estimated fair market value of the Company’s owned aircraft fleet was $594.7 million as at April 30, 2006, exceeding its book value by approximately $46.7 million. See page 12, “Competitive Strengths - Retention of Asset Value”. The appraisal surplus has declined from $59.1 million at April 30, 2005 to $46.7 million at April 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Lease Obligations

The Company has entered into aircraft operating leases with 25 lessors on 82 aircraft included in the Company’s fleet at April 30, 2006. At inception, the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2006, these leases had expiry dates ranging from fiscal 2007 to 2015. The total minimum lease payments under these aircraft operating leases totalled $388.1 million at April 30, 2006. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so. With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. The Company has also given guarantees to certain lessors in connection with these aircraft leases. See page 54, “Off-Balance Sheet Arrangements”.

In addition to payment under aircraft operating leases, the Company has minimum lease payments of $50.2 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 55, “Contractual Obligations” and also Notes 26 and 28 to the Company’s fiscal 2006 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2006, the Company had ordered and made deposits for a number of aircraft. At April 30, 2006, the Company had committed to purchase 13 heavy and 38 medium aircraft, most of which are expected to be delivered by the end of fiscal 2008. Total capital committed to these purchases is approximately $648.0 million (US $578.4 million). The Company also has options to purchase up to 31 additional medium aircraft over the next five years. The Company expects that most of these aircraft will be used internally to support continued growth.

Where possible, the Company intends to finance these aircraft through operating leases.

RESULTS OF OPERATIONS

Restatements

As part of ongoing restructuring initiatives and with the benefit of centralized financial processes and oversight, the Company has completed a review in several key areas, particularly maintenance, fixed asset accounting and taxes. This review is part of the Company’s continued improvement process to streamline and improve financial processes and assist the Company in preparing for SOX Section 404 internal control implementation for fiscal 2007. As a result the Company has restated certain previously issued financial information and included fiscal 2004 restated operating results in the Company’s audited consolidated financial statements for the year ended April 30 2006 and has included comparative discussion in this MD&A. The restated financial information reflects the following:

(a)	Maintenance, classification and amortization of major components, spares and repairable parts

The Company has reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements have been implemented retroactively:

(i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

(ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with emerging guidance for the US aviation industry.

The combined result of these changes in net earnings from continuing operations for the years ended April 30, 2005 and 2004 was an increase of $2.0 million and decrease of $0.3 million, respectively. Previously reported retained earnings at May 1, 2003 determined in accordance with Canadian generally accepted accounting principles was reduced by $17.9 million as a result of the adjustment to all fiscal years prior to this date. This reduction is primarily the result of increased amortization and the timing of expenditures reported for maintenance costs in these prior fiscal years.

(b)	Payroll and corporate taxes

In connection with the consolidation of Global Operations, the Company completed a review of operations in various foreign jurisdictions. Several of these jurisdictions have different practices relating to expatriate payroll taxes and, in some cases, the information has been difficult to obtain and somewhat ambiguous. The Company believes that its compliance was consistent with other multinationals working in foreign jurisdictions but after an in-depth review decided that it was prudent to record additional payroll tax provisions. To that end, the Company has restated certain previously issued financial statements to record additional payroll taxes and related penalties, interest and other costs associated with activities in some of these jurisdictions. This adjustment reduced net earnings from continuing operations for the years ended April 30, 2005 and 2004 by $3.3 million and $2.3 million, respectively. Previously reported retained earnings at May 1, 2003 was reduced by approximately $5.0 million as a result of the adjustment to fiscal years prior to this date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Also in connection with a review of income taxes, the Company has corrected certain future and current income tax balances and, as a result, recorded additional income tax expense of $4.8 million for the year ended April 30, 2005. In addition, the Company determined that it was necessary to restate certain previously issued financial statements to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company’s European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by approximately $9.2 million for fiscal 2004.

(c)	Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $54.9 million and $44.5 million in the fiscal years ended April 30, 2005 and 2004, respectively. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

Foreign Exchange

The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar. The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2006 was approximately $98.4 million. The unfavourable FX impact on segment EBITDAR was approximately $25.7 million for fiscal 2006. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant; however, operating income was still negatively impacted by FX of approximately $13.4 million. The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges were possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See page 49, “Liquidity and Capital Resources - Financing Activities”, page 53, “Financial Instruments” and page 58, “Risks and Uncertainties - Foreign Currency”.

Segments

This MD&A provides certain financial and related information about the Company’s operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company’s consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDAR and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance. For additional information about the Company’s segment revenues and segment EBITDAR, including a reconciliation of these measures to its consolidated financial statements, see Note 25 to the Company’s fiscal 2006 audited consolidated financial statements.

Effective May 1, 2005 the Company reorganized under a new operational and management structure. This new structure provides the Company with opportunities for external growth and operational efficiencies that were not realizable prior to the restructuring. Consistent with this new structure, the Company has revised its segmented reporting and now reports its results under four segments. The primary factors considered in identifying segments are: consistency with the Company’s internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by the Company’s key decision makers to evaluate the results of operations. The Company’s four reporting segments are:

•
The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas, EMS/SAR customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world, excluding Europe.

•
The European Operations segment provides offshore oil and gas flying operations from 17 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•
The Heli-One segment combines the Company’s helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers. Heli-One operates repair and overhaul facilities located in Norway, Canada, Australia and Africa. Heli-One also provides survival suit manufacturing and supply services and composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other activities.

Comparative figures for the prior fiscal year have been restated to reflect the new operational structure as if certain lease, power-by-the-hour (“PBH”) and associated transactions between the Company’s operating segments, as detailed above, had occurred for that period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. In addition, comparative figures have been restated for various restatements and adjustments as outlined in Note 4 to the Company’s fiscal 2006 audited consolidated financial statements.

Revenue

Total revenue for fiscal 2006 was $1,011.5 million, an increase of $44.3 million from revenue of $967.2 million for fiscal 2005 and an increase of $240.0 million from revenue of $771.5 million from fiscal 2004. The increase of $44.3 million from fiscal 2005 includes revenue growth of $142.7 million offset by unfavourable FX of $98.4 million. The following are the primary reasons for the change in revenue:

(i)
Excluding the impact of FX, there was a $66.7 million increase in revenue in fiscal 2006 in Global Operations primarily due to increased flying revenue from new and expanded contracts in Southeast Asia, the Ivory Coast, Canada and Azerbaijan. This increase also relates to increased revenue from fixed-wing activity.

(ii)	An increase, excluding FX, in revenue in fiscal 2006 in European Operations of $44.0 million due to new and expanded contracts and increased flying activity on existing contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(iii)
An increase, excluding the impact of FX, in revenue in fiscal 2006 in Heli-One of $32.2 million. This increase was due primarily to increased revenue from existing customers and moving into new markets including Brazil.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector
	Fiscal Year Ended April 30
	2006	2005	Change	2006	2005	Change
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)
Oil and Gas	68.9%	69.0%	(0.1)%	$ 696.7	$ 667.6	$ 29.1
Repair and Overhaul	13.0%	11.6%	1.4%	131.5	112.2	19.3
EMS/SAR	8.2%	8.8%	(0.6)%	82.7	84.8	(2.1)
Other	7.5%	7.3%	0.2%	75.8	70.5	5.3
Passenger Transportation	1.8%	2.6%	(0.8)%	18.0	24.7	(6.7)
Training	0.6%	0.7%	(0.1)%	6.8	7.4	(0.6)
Total	100.0%	100.0%	0.0%	$ 1,011.5	$ 967.2	$ 44.3

(i)
The $29.1 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX. The $19.3 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business from new and expanded contracts partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2006 and 2005:

Revenue Summary by Quarter
(in millions of Canadian dollars)

Period		Global Operations	European Operations	Total Flying Segments	Heli-One	Corporate & Other	Total
Fiscal 2006	Q1	$76.0	$133.6	$209.6	$37.4	$-	$247.0
	Q2	79.5	138.5	218.0	38.5	-	256.5
	Q3	86.6	126.0	212.6	44.8	-	257.4
	Q4	88.8	122.3	211.1	39.4	0.1	250.6
		$330.9	$520.4	$851.3	$160.1	$0.1	$1,011.5

Fiscal 2005	Q1	$71.9	$137.6	$209.5	$31.3	$-	$240.8
	Q2	71.2	134.6	205.8	36.0	0.1	241.9
	Q3	73.8	132.0	205.8	36.4	0.1	242.3
	Q4	75.2	126.7	201.9	40.1	0.2	242.2
		$292.1	$530.9	$823.0	$143.8	$0.4	$967.2

The Company derives its flying revenue from two types of contracts. Approximately 51% of the Company’s fiscal 2006 flying revenue (fiscal 2005 - 52%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of the Company’s flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of the Company’s flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2006 and 2005, in each case by segment.

Flying Hours
		Flying Hours			Number of Aircraft at Period End
Period		Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233
		69,859	95,471	165,330

Fiscal 2005	Q1	16,481	24,468	40,949	112	82	13	207
	Q2	16,364	24,028	40,392	114	80	13	207
	Q3	17,070	22,927	39,997	122	79	13	214
	Q4	16,778	22,183	38,961	121	81	13	215
		66,693	93,606	160,299

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005
Global Operations	97.1	82.1	210.7	194.5	307.8	276.6
European Operations	311.0	321.1	186.2	181.6	497.2	502.7
	$ 408.1	$ 403.2	$ 396.9	$ 376.1	$ 805.0	$ 779.3

The Company utilizes primarily heavy aircraft in its European Operations segment and medium aircraft in its Global Operations segment. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2005 to fiscal 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)

	Fiscal 2006					Fiscal 2005
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
Global Operations	$70.0	$204.8	$2.5	$30.6	$307.9	$69.1	$174.3	$3.5	$29.7	$276.6
European Operations	369.7	127.5	-	-	497.2	363.2	137.9	1.5	-	502.6
Total
Flying Revenue	$439.7	$332.3	$2.5	$30.6	$805.1	$432.3	$312.2	$5.0	$29.7	$779.2
Total %	54.6%	41.3%	0.3%	3.8%	100.0%	55.5%	40.1%	0.6%	3.8%	100.0%

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2006 and 2005.

Aberdeen Airport - Helicopter Passengers
	Fiscal 2006	Fiscal 2005	% Change (2006 vs 2005)
Q1	115,696	102,228	13.2%
Q2	120,813	104,715	15.4%
Q3	113,743	95,896	18.6%
Q4	114,684	101,132	13.4%
Total	464,936	403,971	15.1%
Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. Helicopter passenger activity levels in Aberdeen increased approximately 15% in fiscal 2006 versus fiscal 2005. This 15% increase is greater than the flying hour increase experienced by the European Operations segment in the same period primarily due to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

Direct Costs

Direct costs for fiscal 2006 increased by $55.3 million, to $797.4 million, from $742.1 million for fiscal 2005 and increased by $177.1 million from $620.3 million for fiscal 2004. The $55.3 million increase from fiscal 2005 is primarily due to an increase in variable costs incurred to support revenue growth. The increase of $177.1 million from fiscal 2004 is primarily due to the acquisition of Schreiner which was acquired in February 2004.

General and Administration Costs

General and administration costs for fiscal 2006 decreased by $7.4 million to $27.9 million from $35.3 million for fiscal 2005 and increased by $9.3 million from $18.6 million in fiscal 2004. This decrease of $7.4 million from fiscal 2005 is due primarily to adjustments in claim reserves for various insured risks, reduced variable compensation costs from fiscal 2005 and a reduction in Schreiner corporate office expense as a result of restructuring initiatives. The increase of $9.3 million from fiscal 2004 relates to an increase in variable compensation costs and the addition of Schreiner in February 2004.

Amortization

Amortization expense increased $5.6 million to $58.7 million in fiscal 2006 from $53.1 million in fiscal 2005 and increased $20.2 million from $38.5 million in fiscal 2004. These increases in amortization were due largely to amortization on an increased value of repairable parts from the prior year and an increase in the owned aircraft fleet size since fiscal 2004 and other asset additions including the addition of Schreiner assets acquired in February 2004. Repairable parts balances have increased from the prior year to support the addition of 18 aircraft and several new aircraft types to the fleet. See page 19, “Fleet” for additional information regarding aircraft additions.

Restructuring

During the year the Company completed the consolidation of all its current operations into three new operating divisions, Global Operations, European Operations and Heli-One.

The Company expensed costs of $16.3 million and $17.6 million for fiscal 2006 and 2005 respectively in connection with these restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

During fiscal 2004 the Company incurred restructuring costs of $9.2 million in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. As at April 30, 2005 the consolidation of the European operations was completed with no material additional costs to be incurred.

Fair Value Adjustment

During fiscal 2005, a fair value adjustment of $14.3 million relating to the property and equipment and other assets of Composites was recorded.

Gain on Disposal of Assets

During fiscal 2006 the Company disposed of property and equipment, primarily aircraft (see page 19, “Fleet” and page 52, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $219.5 million, resulting in a net recognized gain of $0.2 million and a deferred gain of $22.1 million. The latter related primarily to the 21 aircraft sale-leaseback transactions realized during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Income

Operating income increased by $2.6 million to $111.5 million in fiscal 2006 from $108.9 million in fiscal 2005 and increased $23.4 million from $88.1 million in fiscal 2004. The $2.6 million increase from fiscal 2005 was due primarily to a $19.6 million (net of FX) increase in the European Operations segment and the $14.3 million fair market value adjustment on the assets of Composites in fiscal 2005, largely offset by a net operating income decrease in other segments and an unfavourable FX impact of $13.4 million.

Debt Settlement

During fiscal 2006 the Company had no debt settlement costs but expensed $2.0 million of debt settlement costs in fiscal 2005 in connection with a senior credit facility revision and redemption of its remaining 11¾% senior subordinated notes and 8% subordinated debentures.

During fiscal 2004 the Company incurred $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of original principal amount) of its 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of its senior credit facilities and (iii) NOK123.5 million ($24.3 million) of its 7% term loan.

Financing Charges

Financing charges for the fiscal year ended April 30, 2006 totalled $54.0 million versus $38.3 million in fiscal 2005 and $29.8 million in fiscal 2004. The increase in financing charges this year compared to fiscal 2005 and fiscal 2004 was driven primarily by increased interest on debt obligations and increases in FX losses somewhat offset by increased interest income.

(in millions of Canadian dollars)	2006	2005	2004
Interest on debt obligations	$43.9	$32.9	$30.6
Amortization of deferred financing costs	1.6	3.2	3.5
Foreign exchange losses (gains)	6.2	(1.2)	(6.1)
Release of currency translation adjustment	2.6	-	-
Interest revenue	(4.5)	(0.5)	(1.4)
Other interest and banking expenses	4.2	3.9	3.2
Total	$54.0	$38.3	$29.8

The average rate on the Company’s variable-rate senior credit facilities during fiscal 2006 was 4.4% compared to 4.0% in fiscal 2005 and 4.4% in fiscal 2004. In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased by $11.0 million due to higher average borrowings primarily for capital expenditures and aircraft deposits in fiscal 2006 compared to fiscal 2005.

Gain on Sale of Long-term Investments

Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of the Company’s interest in Inversiones Aereas SL (“Inaer”) and a $21.8 million gain from the sale of the Company’s interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.1 million to $6.6 million in fiscal 2006, from $5.5 million in fiscal 2005 and increased $2.7 million from $3.9 million in fiscal 2004. During the year the Company sold its 38% equity ownership in Inaer and its 41.75% interest in CHL, which together accounted for $6.2 million of equity earnings in fiscal 2006 compared to $5.5 million in fiscal 2005 and $3.5 million in fiscal 2004.

Income Taxes

The Company had an income tax provision of $10.9 million in fiscal 2006 compared to $27.6 million in fiscal 2005 and a recovery of $9.7 million in fiscal 2004. This provision was comprised of the following:

(in millions of Canadian dollars)	2006	2005	2004
Earnings from continuing operations before income taxes	$101.7	$73.8	$42.5
Combined Canadian federal and provincial statutory income tax rate	34%	35%	37%
Income tax provision calculated at statutory rate	(34.6)	(25.8)	(15.7)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	-	11.8
Rate differences in various jurisdictions	13.6	16.0	15.1
Effect of change in tax legislation	(0.2)	(4.2)	-
Non-deductible items	(1.2)	(3.2)	(2.4)
Large corporations tax	(0.5)	(0.5)	(0.2)
Other foreign taxes paid	(3.5)	(1.8)	(1.6)
Non-taxable portion of capital gains	13.6	1.1	2.5
Non-taxable income	2.7	1.3	-
Valuation allowance	(0.3)	(7.0)	-
Other	(0.5)	(3.5)	0.2
Income tax (provision) recovery	$(10.9)	$(27.6)	$9.7

The Company has recorded a valuation allowance in respect of its net future income tax asset in Composites. The prior period amounts relating to the valuation allowance have been reclassified to continuing operations as outlined in Note 6 to the Company’s 2006 audited consolidated financial statements.

During fiscal 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded an $11.8 million future income tax recovery, which was attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

The Company has accumulated approximately $117.0 million in non-capital tax losses of which $78.1 million is available to reduce future Canadian income taxes otherwise payable, $28.7 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2007	$5.0
2008	5.2
2009	9.9
2014	12.9
2015	17.2
2026	27.8
Indefinitely	39.0
$117.0

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2006 was $90.7 million ($1.97 per share, diluted), an increase of $44.5 million from $46.2 million ($1.01 per share, diluted) in fiscal 2005 and an increase of $38.5 million ($1.16 per share, diluted) in fiscal 2004. The $44.5 million increase from fiscal 2005 was primarily the result of gains on sale of Inaer, CHL and other investments totalling $37.5 million and a lower tax provision of $16.6 million, partially offset by increased financing charges of $15.7 million. The $38.5 million increase from fiscal 2004 was primarily due to the Schreiner acquisition in the fourth quarter of fiscal 2004, growth in the operation, partially offset by increased financing charges and a higher tax provision in fiscal 2006 compared to fiscal 2004.

Net Loss from Discontinued Operations

Net loss from discontinued operations for fiscal 2006 was $nil compared to earnings of $10.3 million for fiscal 2005 ($0.22 per share, diluted) and a net loss of $0.3 million for fiscal 2004 ($0.01 per share, diluted). The earnings in fiscal 2005 relate primarily to an $8.6 million net gain on the disposal of two non-core businesses.

Net Earnings

Net earnings increased by $34.2 million to $90.7 million ($1.97 per share, diluted) in fiscal 2006, up from $56.5 million ($1.23 per share, diluted) in fiscal 2005 and increased $38.8 million from $51.9 million in fiscal 2004. This reflects a $44.5 million and $38.5 million increase in net earnings from continuing operations for fiscal 2005 and 2004, respectively, and a $10.3 million decrease and a $0.3 million increase in net earnings from fiscal 2005 and 2004, respectively, from discontinued operations.

Fourth Quarter 2006

Revenue for the fourth quarter of fiscal 2006 was $250.6 million, an increase of $8.4 million or 3% from the same period last year. This increase was due to increases of $36.4 million in all segments offset by a negative FX impact of $28.1 million.

Operating income for the fourth quarter of fiscal 2006 was $24.6 million, a decrease of $3.4 million from the same period last year primarily due to increased direct costs incurred to support future business activity such as recruiting, relocation, training, marketing and aircraft introduction costs as well as increased lease costs.

Net earnings from continuing operations declined by $3.3 million to $10.8 million in the fourth quarter of fiscal 2006 from the same period in the prior fiscal year. This was primarily the result of $3.4 million lower operating income and a $3.3 million increase in financing charges partially offset by a lower tax provision. See page 29, “Results of Operations - Income Taxes”.

Net earnings for the fourth quarter of fiscal 2006 was $10.8 million, a decrease of $6.4 million from the same period last year. This decrease was primarily due to the decrease of $3.3 million in net earnings from continuing operations and a $3.1 million decrease in net earnings from discontinued operations.

Quarterly Financial Data (Unaudited)

The following financial data presents the impact of various restatements on the Company's previously issued consolidated statements of earnings for each of the first three quarters of fiscal 2006 and fiscal 2005. The restated fourth quarter of fiscal 2005 and year ended April 30, 2005 have been previously presented in the Company’s July 13th, 2006 fourth quarter press release (see Notes 3 and 4 to the Company's fiscal 2006 audited consolidated financial statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31, 2005		Three Months Ended July 31, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$231,345	$247,034	$225,471	$240,839
Direct costs	(179,609)	(188,592)	(172,313)	(188,084)
General and administration costs	(6,176)	(6,177)	(8,759)	(8,759)
Amortization	(8,617)	(14,393)	(7,800)	(13,165)
Restructuring costs	(3,735)	(3,736)	(816)	(816)
(Loss) gain on disposal of assets	169	169	1,062	1,062
Fair value adjustment	-	-	-	-
Operating income	33,377	34,305	36,845	31,077
Debt settlement costs	-	-	(1,360)	(1,360)
Financing charges	(12,041)	(12,173)	(8,999)	(9,158)
Earnings from continuing operations before income taxes and
undernoted items	21,336	22,132	26,486	20,559
Non-controlling interest	(3)	(3)	-	-
Gain on sale of long-term investments	-	-	-	-
Equity (losses) earnings of associated companies	3,179	3,180	3,092	3,092
Income tax provision	(5,831)	(6,083)	(6,312)	(5,773)
Net earnings from continuing operations	18,681	19,226	23,266	17,878
Net loss from discontinued operations	(428)	-	(923)	(325)
Net earnings	$18,253	$19,226	$22,343	$17,553

Earnings per share
Basic
Net earnings from continuing operations	$0.45	$0.46	$0.56	$0.43
Net loss from discontinued operations	(0.01)	-	(0.03)	(0.01)
Net earnings	0.44	0.46	0.53	0.42
Diluted
Net earnings from continuing operations	$0.41	$0.42	$0.51	$0.39
Net loss from discontinued operations	(0.01)	-	(0.02)	(0.02)
Net earnings	0.40	0.42	0.49	0.37

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended October 31, 2005		Three Months Ended October 31, 2004		Six Months Ended October 31, 2005		Six Months Ended October 31, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$252,122	$256,450	$239,495	$241,852	$496,499	$503,484	$478,270	$482,691
Direct costs	(201,089)	(202,955)	(186,314)	(183,549)	(393,730)	(391,547)	(371,932)	(371,633)
General and administration costs	(6,353)	(6,353)	(10,310)	(10,293)	(12,529)	(12,530)	(19,068)	(19,052)
Amortization	(8,794)	(14,719)	(6,602)	(12,151)	(17,411)	(29,112)	(14,402)	(25,316)
Restructuring costs	(5,288)	(5,288)	(4,161)	(4,138)	(9,023)	(9,024)	(4,977)	(4,954)
(Loss) gain on disposal of assets	23,021	1,184	(10)	(10)	23,190	1,353	1,053	1,052
Fair value adjustment	-	-	-	(14,260)	-	-	-	(14,260)
Operating income	53,619	28,319	32,098	17,451	86,996	62,624	68,944	48,528
Debt settlement costs	-	-	23	-	-	-	(1,337)	(1,360)
Financing charges	(11,483)	(11,539)	(9,220)	(9,545)	(23,524)	(23,712)	(18,215)	(18,703)
Earnings from continuing operations before
income taxes and undernoted items	42,136	16,780	22,901	7,906	63,472	38,912	49,392	28,465
Non-controlling interest	(63)	(63)	18	18	(66)	(66)	18	18
Gain on sale of long-term investments	-	21,837	-	-	-	21,837	-	-
Equity (losses) earnings of associated companies	3,229	3,229	2,774	2,774	6,408	6,409	5,867	5,866
Income tax provision	(3,678)	(2,578)	(9,680)	(11,351)	(9,509)	(8,661)	(15,992)	(17,124)
Net earnings from continuing operations	41,624	39,205	16,013	(653)	60,305	58,431	39,285	17,225
Net loss from discontinued operations	(93)	-	(17,356)	(85)	(521)	-	(18,279)	(410)
Net earnings	$41,531	$39,205	$(1,343)	$(738)	$59,784	$58,431	$21,006	$16,815

Earnings per share
Basic
Net earnings (loss) from continuing operations	$0.99	$0.93	$0.38	$(0.02)	$1.44	$1.39	$0.94	$0.41
Net loss from discontinued operations	-	-	(0.41)	-	(0.01)	-	(0.44)	(0.01)
Net earnings (loss)	0.99	0.93	(0.03)	(0.02)	1.43	1.39	0.50	0.40
Diluted
Net earnings (loss) from continuing operations	$0.91	$0.85	$0.35	$(0.01)	$1.31	$1.27	$0.86	$0.38
Net loss from discontinued operations	-	-	(0.38)	-	(0.01)	-	(0.40)	(0.01)
Net earnings (loss)	0.91	0.85	(0.03)	(0.01)	1.30	1.27	0.46	0.37

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended January 31, 2006		Three Months Ended January 31, 2005		Nine Months Ended January 31, 2006		Nine Months Ended January 31, 2005
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenue	$257,455	$257,455	$242,237	$242,237	$760,940	$760,939	$724,928	$724,928
Direct costs	(211,423)	(208,853)	(194,215)	(187,445)	(612,730)	(600,400)	(573,966)	(559,078)
General and administration costs	(5,557)	(5,557)	(7,248)	(7,248)	(18,086)	(18,087)	(26,300)	(26,300)
Amortization	(8,734)	(14,756)	(8,147)	(13,791)	(26,145)	(43,868)	(22,809)	(39,107)
Restructuring costs	(3,739)	(3,739)	(3,912)	(3,912)	(12,762)	(12,763)	(8,866)	(8,866)
(Loss) gain on disposal of assets	(267)	(267)	2,536	2,536	1,086	1,086	3,589	3,588
Fair value adjustment	-	-	-	-	-	-	(14,260)	(14,260)
Operating income	27,735	24,283	31,251	32,377	92,303	86,907	82,316	80,905
Debt settlement costs	-		(621)	(621)	-	-	(1,981)	(1,981)
Financing charges	(17,866)	(17,990)	(10,468)	(10,572)	(41,320)	(41,702)	(28,961)	(29,275)
Earnings from continuing operations before
income taxes and undernoted items	9,869	6,293	20,162	21,184	50,983	45,205	51,374	49,649
Non-controlling interest	-	-	(185)	(185)	(66)	(66)	(167)	(167)
Gain on sale of long-term investments	15,721	15,721	-	-	37,558	37,558	-	-
Equity (losses) earnings of associated companies	(53)	(53)	262	262	6,355	6,356	6,129	6,128
Income tax provision	(1,538)	(432)	(5,058)	(6,398)	(11,047)	(9,093)	(20,740)	(23,522)
Net earnings from continuing operations	23,999	21,529	15,181	14,863	83,783	79,960	36,596	32,088
Net earnings from discontinued operations	-	-	7,607	7,607	-	-	7,197	7,197
Net earnings	$23,999	$21,529	$22,788	$22,470	$83,783	$79,960	$43,793	$39,285
Earnings per share
Basic
Net earnings from continuing operations	$0.57	$0.51	$0.36	$0.35	$2.00	$1.90	$0.88	$0.77
Net earnings from discontinued operations	-	-	0.19	0.19	-	-	0.17	0.17
Net earnings	0.57	0.51	0.55	0.54	2.00	1.90	1.05	0.94
Diluted
Net earnings from continuing operations	$0.52	$0.47	$0.33	$0.32	$1.82	$1.73	$0.80	$0.72
Net earnings from discontinued operations	-	-	0.17	0.17	-	-	0.16	0.16
Net earnings	0.52	0.47	0.50	0.49	1.82	1.73	0.96	0.88

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2006, 2005 and 2004. All information has been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
2006	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$247.0	$19.2	$19.2	$1,669.8	$975.2	$-	$0.46	$0.42	$0.46	$0.42
Q2	256.5	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	257.4	21.5	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	250.6	10.8	10.8	1,678.3	911.7	-	0.26	0.23	0.26	0.23
Total	$1,011.5	$90.7	$90.7			$0.40	$2.16	$1.97	$2.16	$1.97

Fiscal 2005 (Restated)
Q1	$240.8	$17.9	$17.5	$1,494.0	$829.9	$-	$0.43	$0.39	$0.42	$0.37
Q2	241.9	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3	242.3	14.9	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4	242.2	14.1	17.2	1,686.7	934.4	-	0.34	0.31	0.41	0.38
Total	$967.2	$46.2	$56.5			$0.30	$1.10	$1.01	$1.35	$1.23

Fiscal 2004 (Restated)
Q1	$182.1	$15.5	$15.5	$1,079.3	$556.1	$-	$0.37	$0.34	$0.37	$0.34
Q2	185.1	18.7	18.7	1,092.3	547.1	-	0.45	0.41	0.45	0.41
Q3	181.2	8.1	7.9	1,139.1	563.7	0.25	0.19	0.18	0.19	0.17
Q4	223.1	9.9	9.8	1,527.6	832.9	-	0.25	0.23	0.24	0.23
Total	$771.5	$52.2	$51.9			$0.25	$1.26	$1.16	$1.25	$1.15

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in exploration and development activities of the Company’s oil and gas industry customers. Poor weather in the North Sea can inhibit flying during the winter months. In the current fiscal year poor weather conditions in February prevented flying activity for a number of days resulting in a 420 hour reduction in flying activity.

FX has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by FX in the following amounts: Q1-$(23.8) million, Q2-$(23.4) million, Q3-$(23.1) million and Q4-$(28.1) million for a total negative FX impact of $98.4 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by a number of factors that affect their comparability including the following:

(i)	In Q4 of fiscal 2004, the Company acquired Schreiner Aviation Group (”Schreiner”).

(ii)	In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate reduction in the Netherlands.

(iii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

(iv)
In Q3 of fiscal 2005, the Company incurred a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2006.

(v)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

(vi)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

For additional information on the foregoing quarterly items, see page 29, “Results of Operations - Income Taxes”, and page 30, "Results of Operations - Net Loss from Discontinued Operations”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVIEW BY SEGMENT - FISCAL 2006 COMPARED TO FISCAL 2005 BASED ON THE COMPANY’S CURRENT ORGANIZATIONAL STRUCTURE

The following table provides annual external revenue, segment EBITDAR(iv) and operating income variance analysis between fiscal 2006 and 2005 for the Company’s new segments. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue(i) from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$292,066	$530,897	$143,765	$435	N/A	$967,163
Foreign exchange impact (ii)	(27,868)	(54,575)	(15,898)	(17)	N/A	(98,358)
Revenue increase (decrease)	66,679	44,045	32,241	(243)	N/A	142,722
Year ended April 30, 2006	$330,877	$520,367	$160,108	$175	N/A	$1,011,527

Total revenue increase (decrease)	$38,811	$(10,530)	$16,343	N/A	N/A	$44,364
% increase (decrease)	13.3%	(2.0%)	11.4%	N/A	N/A	4.6%
% increase (decrease) excluding FX	22.8%	8.3%	22.4%	N/A	N/A	14.8%

Segment EBITDAR(i),(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$87,284	$110,792	$234,849	$(32,103)	$(153,227)	$247,595
Foreign exchange impact (ii)	(6,730)	(12,766)	(7,668)	1,471	-	(25,693)
Segment EBITDAR increase (decrease)	10,368	9,455	7,880	2,970	(822)	29,851
Year ended April 30, 2006	$90,922	$107,481	$235,061	$(27,662)	$(154,049)	$251,753

Segment EBITDAR margin(iii)
- Last year	29.9%	20.9%	44.7%	N/A	N/A	25.6%
- This year	27.5%	20.7%	45.6%	N/A	N/A	24.9%
Total Segment EBITDAR increase (decrease)	$3,638	$(3,311)	$212	$4,441	$(822)	$4,158
% increase (decrease)	4.2%	(3.0%)	0.1%	13.8%	N/A	1.7%
% increase (decrease) excluding FX	11.9%	8.5%	3.4%	9.3%	N/A	12.1%

Segment Operating(i) Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2005 (i)	$10,899	$13,573	$127,858	$(43,411)	N/A	$108,919
Foreign exchange impact (ii)	(6,310)	(8,460)	1,444	(62)	N/A	(13,388)
Operating income increase (decrease)	(1,676)	19,608	(10,553)	8,608	N/A	15,987
Year ended April 30, 2006	$2,913	$24,721	$118,749	$(34,865)	N/A	$111,518

Total operating income increase (decrease)	$(7,986)	$11,148	$(9,109)	$8,546	N/A	$2,599
% increase (decrease)	(73.3%)	82.1%	(7.1%)	19.7%	N/A	2.4%
% increase (decrease) excluding FX	(15.4%)	144.5%	(8.3%)	19.8%	N/A	14.7%

(i)	Comparative figures have been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements.

(ii)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iv)	See Note 25 to the Company’s fiscal 2006 audited consolidated financial statements.

Global Operations

The Global Operations segment consists of operations in Australia, Africa, Asia, Brazil and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2006 was $330.9 million, an increase of $38.8 million from revenue of $292.1 million in fiscal 2005. The increase included revenue growth of $66.7 million, partially offset by an unfavourable FX impact of $27.9 million. The $66.7 million revenue increase was driven by increased flying activity, primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 66,693 in fiscal 2005 to 69,859 in fiscal 2006, representing growth of 3,166 hours or 5%. Increased flying hours were derived from increased flying from new and expanded helicopter contracts in Southeast Asia, the Ivory Coast, Canada and Azerbaijan in addition to ad hoc work in Africa and increased revenue from fixed-wing activity in Nigeria.

Segment EBITDAR for fiscal 2006 was $90.9 million, up by $3.6 million from segment EBITDAR of $87.3 million in fiscal 2005. This increase included an unfavourable FX impact of $6.7 million. The segment EBITDAR improvement of $10.3 million was primarily related to increased revenue from new contracts and expanded contracts.

The segment EBITDAR margin for Global Operations decreased from 29.9% in fiscal 2005 to 27.5% in fiscal 2006. Adjusted for the impact of FX, the margin in fiscal 2006 was 27.2%. The decrease from 29.9% last year to 27.2% this year was due primarily to incremental costs expensed in the year to support future growth including recruiting and training of employees.

Operating income for fiscal 2006 was $2.9 million, down $8.0 million from operating income of $10.9 million in fiscal 2005. This decrease was due primarily to a negative FX impact of $6.3 million and increased inter-company aircraft lease costs of $12.0 million as the number of aircraft in the Global Operations segment increased which was somewhat offset by increased segment EBITDAR from incremental activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At April 30, 2006, there were 131 aircraft in this segment, consisting of 23 heavy, 84 medium and six light helicopters and 18 fixed-wing aircraft. This represents an increase of ten aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2006. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S-61N and the Sikorsky S-92.

Approximately 88% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included AIOC, Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.

During and subsequent to fiscal 2006 the Company was awarded the following new contracts and contract renewals:

•	a five-year contract renewal (plus two one-year options) with ConocoPhillips Australia Pty Ltd. for two Super Puma AS332 helicopters in Australia;
•	a five-year contract renewal (plus one-year option) with Petronas for S-76C+ and fixed-wing services in Southeast Asia;
•	a four-year contract for the lease of two Bell 412 in India;
•	a two-year contract (plus one-year option) with Cairn Energy Sangu Field in Bangladesh;
•	a multi-year renewal for Sikorsky S-61 services in support of the Sable Offshore Energy Project in Halifax, Canada;
•	a two-year contract for an S-92 in Asia with Malaysian Helicopter Services in support of Shell offshore operations; and
•	through BHS, was awarded a five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.

European Operations

The European Operations segment consists primarily of operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2006 was $520.4 million, a decrease of $10.5 million from revenue of $530.9 million earned in fiscal 2005. This $10.5 million decrease was attributable to unfavourable FX of $54.6 million offset by a $44.1 million increase (excluding FX) in flying revenue. The flying revenue increase of $44.1 million was related to an increase in revenue from Norsk Hydro, Statoil, ConocoPhillips (UK), Marathon, Total and Nexan. Flying hours increased by 1,865 hours to 95,471 hours in fiscal 2006 compared to 93,606 hours in fiscal 2005.

Segment EBITDAR for fiscal 2006 was $107.5 million, down $3.3 million from segment EBITDAR of $110.8 million in fiscal 2005. This decrease was due primarily to an unfavourable FX of $12.8 million, partially offset by a $9.5 million EBITDAR increase earned on increased activity.

Segment EBITDAR margins decreased from 20.9% in fiscal 2005 to 20.7% in fiscal 2006. Excluding the impact of FX, the segment EBITDAR margin in fiscal 2006 was 20.9%, unchanged from fiscal 2005. Fiscal 2006 margins were negatively impacted by incremental costs expensed in the year to support future growth including recruiting, training and other business development opportunities. In addition, $1.6 million was expensed to settle a contract dispute due to the late delivery by the manufacturer of certain aircraft and costs related to performance issues on this aircraft type. These additional costs were offset by lower PBH rates charged by Heli-One.

Operating income for fiscal 2006 was $24.7 million, up $11.1 million from operating income of $13.6 million in fiscal 2005. This improvement was due primarily to decreased inter-company lease costs of $14.4 million, somewhat offset by reduced segment EBITDAR.

At April 30, 2006 there were 72 aircraft in this segment, consisting of 46 heavy and 26 medium aircraft. Included in the heavy aircraft were 33 Super Pumas including 15 Super Puma MkIIs and five Sikorsky S-92 aircraft.

In fiscal 2006, approximately 75% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2005 and during fiscal 2006 included Apache, bp, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Nexen, Marathon and the Irish Coast Guard.

During and subsequent to fiscal 2006 the Company was awarded the following new contracts and contract renewals:
•
a five-year contract by the United Kingdom Maritime and Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the UK commencing July 1, 2007. The contract requires the deployment of four Sikorsky S-92s and three AgustaWestland AW139s;

•	a five-year contract renewal by ConocoPhillips (UK) Limited for the provision of a dedicated Sikorsky S-76C, plus additional flight hours, in support of ConocoPhillips Southern North Sea operations;
•
a contract from Tullow Oil Plc. for the provision of a dedicated Sikorsky S-76A+ to support development activity in Southern North Sea and a three-year contract renewal, plus options, for the provision of a sole-use AgustaWestland AW139 helicopter commencing in July 2006;

•
a five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of its offshore oil and gas operations in the Danish sector of the North Sea. The contract will be supported by three dedicated Sikorsky S-92 helicopters beginning on July 1, 2007;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	a seven-year contract renewal, plus options, by Perenco UK Limited for the provision of a sole-use AgustaWestland AW139 helicopter commencing in fiscal 2007;
•	a contract renewal by the Irish Minister for Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July 2010, plus three option years; and
•	a three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea commencing in mid-2007.

Heli-One

The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One includes survival suit and safety equipment production businesses and composite aerospace component manufacturing.

Heli-One’s third-party revenue for fiscal 2006 was $160.1 million, of which approximately 33% was derived from long term contracts, compared to $143.8 million in fiscal 2005. This $16.3 million increase in third-party revenue was due to growth from new leasing, PBH and increases in third-party repair and overhaul activity totalling $32.2 million, partially offset by an unfavourable FX impact of $15.9 million. Heli-One’s internal revenues have decreased by $26.1 million to $355.0 million in fiscal 2006 from $381.1 million in fiscal 2005. This decrease is primarily due to lower lease rates, unfavourable FX and reduced PBH charges to internal customers. Internal lease rates were fixed at the beginning of fiscal 2006 in the flying divisions’ functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $10.0 million in the year compared to last year. In addition, internal revenues reflect reduced PBH rates of approximately $7.5 million from European Operations to reflect current and future efficiencies in Heli-One.

Segment EBITDAR for fiscal 2006 was $235.1 million, up $0.2 million from segment EBITDAR of $234.9 million in fiscal 2005. This was the combined result of increased EBITDAR of $7.9 million, offset by an unfavourable FX impact of $7.7 million. The increase in EBITDAR is primarily attributable to direct cost savings of approximately $13.4 million from restructuring initiatives and EBITDAR earned on increased external revenues, offset by lower lease and PBH revenues from internal customers.

Heli-One’s segment EBITDAR margin has increased slightly from 44.7% last year to 45.6% this year. This increase is due to direct cost savings achieved through the restructuring process and from performing work in-house rather than through sub-contracting maintenance services to third parties. These cost savings are being passed on to internal customers through lower PBH rates as noted above.

Operating income for fiscal 2006 was $118.7 million, down $9.1 million from operating income of $127.8 million in fiscal 2005. This decrease was due primarily to a $6.6 million increase in external lease costs due to an increase in the number of leased aircraft, increased amortization of $4.9 million, partially due to the increase in repairable parts to support the Company’s increased fleet, and new aircraft types and a $4.3 million increase in restructuring charges. These increases were partially offset by the fiscal 2005 fair value adjustment to Composites of $14.3 million.

Corporate and Other Segment

Corporate segment EBITDAR of $(27.7) million in fiscal 2006 increased $4.4 million from the same period last year. The primary reasons for the decrease were adjustments in claims reserves for various insured risks, reduced variable compensation costs and a reduction in Schreiner corporate office costs as a result of restructuring initiatives.

REVIEW BY SEGMENT - FISCAL 2005 COMPARED TO FISCAL 2004 BASED ON THE COMPANY’S FORMER ORGANIZATIONAL STRUCTURE

The following table provides annual external revenue and segment EBITDA variance analysis between fiscal 2005 and 2004 based on the Company’s former organizational structure. Comparative figures for the year ended April 30, 2004 have not been restated to reflect the new operational structure as accurate estimates to reflect certain lease, PBH and associated transactions between the Company’s operating segments could not be made. The consolidated results of the Company are not impacted by these items as they relate only to internal and eliminated transactions. All comparative figures under the current and previous organizational structures have been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	International	Schreiner(ii)	Repair & Overhaul	Composites	Corporate & Other(iii)	Total
Year ended April 30, 2004	$482,112	$191,773	$32,490	$58,119	$6,962	$-	$771,456
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	-	120
Revenue increase (decrease)	(6,285)	48,499	132,061	19,332	1,980	-	195,587
Year ended April 30, 2005	$482,520	$234,049	$164,349	$77,303	$8,942	$-	$967,163

Total revenue increase (decrease)	$408	$42,276	$131,859	$19,184	$1,980	N/A	$195,707
% increase (decrease)	0.1%	22.0%	N/A	33.0%	28.4%	N/A	25.4%
% increase (decrease) excluding FX	(1.3%)	25.3%	N/A	33.3%	28.4%	N/A	25.4%

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	International	Schreiner(ii)	Repair & Overhaul	Composites	Corporate & Other(iii)	Total
Year ended April 30, 2004	$72,104	$23,350	$3,379	$55,421	$(2,044)	$(19,666)	$132,544
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	-	(1,218)
Segment EBITDA increase (decrease)	(2,037)	22,003	35,062	9,766	(3,806)	(2,551)	58,437
Year ended April 30, 2005	$74,058	$41,836	$37,664	$64,272	$(5,850)	$(22,217)	$189,763

Segment EBITDA margin(i)
- Last year	15.0%	12.2%	10.4%	28.6%	(29.4%)	N/A	17.2%
- This year	15.3%	17.9%	22.9%	28.8%	(65.4%)	N/A	19.6%
Total Segment EBITDA increase (decrease)	$1,954	$18,486	$34,285	$8,851	$(3,806)	$(2,551)	$57,219
% increase (decrease)	2.7%	79.2%	N/A	16.0%	(186.2%)	(13.0%)	43.2%
% increase (decrease) excluding FX	(2.8%)	94.2%	N/A	17.6%	(186.2%)	(13.0%)	44.1%

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consisted primarily of operations in the UK, Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2005 was $482.5 million, an increase of $0.4 million from revenue of $482.1 million earned in fiscal 2004. This $0.4 million increase was attributable to (i) favourable FX of $6.7 million, essentially offset by (ii) a $6.3 million decrease in flying revenue. The flying revenue decrease of $6.3 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable FX of $4.0 million and (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of fiscal 2005 as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third-party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of fiscal 2005.

Segment EBITDA margin improved from 15.0% in fiscal 2004 to 15.3% in fiscal 2005. Excluding the impact of FX, the segment EBITDA margin in fiscal 2005 was 14.7%. The primary factor causing the margin to decline from 15.0% to 14.7% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of FX and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 15.3%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $59.1 million, up $4.8 million from operating income of $54.3 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, the Company incurred restructuring costs to implement a new management structure in its European operations to provide an increased focus on the critical areas of the business.

The Company started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates the Company would have realized additional segment EBITDA of approximately $3.0 million in fiscal 2005. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

•	A five-year North Sea contract with Marathon Oil UK Ltd.
•
Commencing September 1, 2006, a five-year contract, plus two two-year options, with Nexen Petroleum UK Limited for the provision of helicopter services in support of Nexen’s UK Central and Northern North Sea operations.

•	A two-year contract, plus three one-year options, by the Peak Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years.

•	An expanded Search and Rescue contract by the Irish Coast guard.

The following contracts were not renewed:

•	In March 2005 a contract with Talisman Energy (UK) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.
•
Subsequent to the 2005 fiscal year end, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it would not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

International Flying Segment

The International flying segment consisted of operations in Australia, Africa, Asia and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2005 was $234.1 million, an increase of $42.3 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.5 million, partially offset by an unfavourable FX impact of $6.2 million. The $48.5 million revenue increase was driven by increased flying activity, primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela.

Segment EBITDA for fiscal 2005 was $41.8 million, up $18.5 million from segment EBITDA of $23.3 million in fiscal 2004. This increase included an unfavourable FX impact of $3.5 million. The segment EBITDA improvement of $22.0 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in fiscal 2005.

In fiscal 2005 the segment EBITDA margin for the International flying segment rose from 12.2% in fiscal 2004 to 17.9% in fiscal 2005. Absent the impact of FX, the margin in fiscal 2005 was 18.9%. The increase from 12.2% in fiscal 2004 to 18.9% in fiscal 2005 was due primarily to the items noted above.

Operating income for fiscal 2005 was $30.6 million, up $13.4 million from operating income of $17.2 million in fiscal 2004. This increase was due primarily to improved segment EBITDA somewhat offset by increased amortization expense.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This represents an increase of 8 aircraft since the start of fiscal 2005, which is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consisted primarily of medium aircraft such as the Sikorsky S-76, but also included a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

In fiscal 2005 approximately 78% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2005 the Company was awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million.

Schreiner Segment

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. The Company acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Company’s statement of earnings and financial position subsequent to that date.

During fiscal 2005, the Company disposed of two non-core Schreiner businesses; Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue for fiscal 2005 was $164.4 million while segment EBITDA earned for fiscal 2005 was $37.7 million. The $164.4 million in revenue was comprised of (i) $116.5 million in flying revenue of which $85.1 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner’s segment EBITDA margin in fiscal 2005 increased from 10.4% in fiscal 2004 to 22.9% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.8 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

•	New two-year contract (plus one option year) valued at approximately $6.5 million per annum by GNPOC for the provision of aircraft in Northeast Africa.
•
Five year contract renewal for the provision of offshore transportation services to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands. This contract is valued at approximately $25.0 million per annum and has two one-year renewal options

Repair and Overhaul Segment

The Repair and overhaul segment, which became an important component of Heli-One in fiscal 2006, included helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for the Company’s fleet and for an external customer base in Europe, Asia and North America and included the survival suit and safety equipment production business.

During fiscal 2005, the Company’s Repair and overhaul segment acquired three new businesses to complement its existing helicopter support services. The August 2004 acquisition of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Company’s ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In fiscal 2005 the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Company’s strategic expansion of its global repair and overhaul capabilities.

Third-party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third-party revenue was due to growth from newly acquired businesses partially offset by an unfavourable FX impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from PBH customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $64.3 million, up $8.9 million from segment EBITDA of $55.4 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group was largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in fiscal 2005; and (vi) an unfavourable FX impact of $0.9 million.

The foregoing were also the cause of the increase in the Repair and overhaul segment EBITDA margin from 28.6% in fiscal 2004 to 28.8% in fiscal 2005. Excluding the impact of FX, the fiscal 2005 segment EBITDA margin was 29.2%.

Operating income for fiscal 2005 was $43.3 million, down $0.6 million from operating income of $43.9 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses, an increase of $3.0 million in amortization on other assets, primarily due to investment in repairable parts to support a larger fleet, and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004 partially offset by the $8.9 million increase in segment EBITDA. Restructuring costs largely consisted of severance, termination, consulting and other costs.

Composites

Revenue for fiscal 2005 was $8.9 million, an increase of $2.0 million from $6.9 million in fiscal 2004. This $2.0 million increase was due to increased activity on a contract to manufacture airframe components for a major helicopter manufacturer. Segment EBITDA for fiscal 2005 was a loss of $5.9 million, a decrease of $3.8 million from fiscal 2004. In fiscal 2005 the Company recorded a $14.3 million fair market adjustment to the assets of Composites.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate and Other Segment

Corporate segment EBITDA (including Inter-segment eliminations) of $(22.2) million in fiscal 2005 decreased $2.6 million from fiscal 2004. The primary reasons for the decrease were higher costs of $6.7 million due primarily to increases in variable compensation costs and the build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Company’s operating divisions in fiscal 2006. These increases were substantially offset by variances in inter-segment eliminations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

The Company generated $95.4 million of operating cash flow (before changes in non-cash working capital) in fiscal 2006, an increase of $3.3 million from the $92.1 million generated for fiscal 2005. This increase is due primarily to (i) a $44.5 million increase in net earnings from continuing operations which included a $33.7 million increase in gains on the sale of assets and long term investments and increased amortization of $5.6 million, and (ii) a decrease in net pension plan funding of $11.3 million, partially offset by the $14.3 million fair value adjustment recorded in fiscal 2005. The $56.1 million in non-cash working capital investment in fiscal 2006 is primarily due to increases in inventory and accounts receivable.

Inventory investment in the current fiscal year has been significant for the following reasons:

•	the addition of 18 new aircraft and several new aircraft types, including the Sikorsky S-92, AgustaWestland AW139 and Eurocopter EC155;
•	the establishment of a new global warehouse in the Netherlands and the build-up of repair and overhaul facilities in British Columbia, Canada;
•	the acquisition of inventory from new PBH customers including Aero Contractors of Nigeria (“ACN”);
•	the purchase of stock previously provided by third-party consignment vendors; and
•	increases in safety stock at bases throughout the world to improve aircraft serviceability.
•
Accounts receivable has also increased in part due to the build-up of operating capability in BHS and significant growth in the Company’s international customer base where payment terms exceed other jurisdictions in which the Company operates.

The Company generated $92.1 million of operating cash flow (before changes in non-cash working capital) in fiscal 2005, an increase of $4.7 million from the $87.4 million generated for fiscal 2004. This increase is due primarily to (i) a $6.0 million decrease in net earnings from continuing operations, (ii) $40.0 million change in current and long-term income tax assets and liabilities partially offset by (iii) reduced debt settlement costs of $17.7 million, (iv) increased net pension plan funding of $9.8 million, (v) a $7.7 million decrease in deferred revenue, and (vi) increased amortization of $5.5 million of Schreiner contract credits. The Company generated $22.1 million in cash from working capital during fiscal 2005, primarily through a $60.5 million increase in accounts payable, partially offset by increases in accounts receivable of $38.1 million. As a result, cash flow from operations for the year ended April 30, 2005 was $114.2 million, an increase of $27.0 million from fiscal 2004.

The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As at April 30, 2006 the Company had unused borrowing capacity under its credit facilities of $147.1 million and cash and cash equivalents of $26.3 million, for a total of $173.4 million. The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion. The Company’s growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. The Company does not expect to use sale-leaseback transactions from the sale of long-term owned aircraft as a source of liquidity. Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft. Aircraft are often acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material, legal or practical restrictions on the ability of the Company to obtain cash from its subsidiaries. There are no material trends and no expected material fluctuations in the Company’s liquidity position. The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity. There are also currently no liquidity problems associated with the Company’s financial instruments. However, changes in the Company’s stock price affect the fair market value of an equity forward price agreement that the Company uses to hedge its stock appreciation rights. As well, changes in FX rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 53, “Financial Instruments”.

Financing Activities

Financing activities generated cash of $75.6 million for fiscal 2006, compared to $122.9 million generated for fiscal 2005. Total debt decreased by $2.1 million in the year from $627.1 million to $625.0 million. The $2.1 million decrease was comprised of (i) an increase in debt of $96.9 million offset by favourable FX of $99.0 million.

During fiscal 2006, the Company agreed to terms for two operating lease facilities with two major European banks to lease finance US $90.0 million and US $150.0 million, respectively, of helicopters. These facilities provide the Company more operating flexibility than most previous leases including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of facility value are maintained in primary and non-primary operating jurisdictions. The Company has entered into lease transactions on 14 aircraft under these facilities during the year. The Company has identified additional aircraft that it currently owns that will also be financed, which will result in significant net cash inflows for the Company in fiscal 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 53, “Financial Instruments”. At April 30, 2006 the Company’s total net debt was denominated in the following currencies:

Currency		Debt in functional currency(millions	)	Canadian equivalent (millions	)
UK pound sterling		£8.0		$16.3
Euro		€46.5		65.7
Canadian dollar		$50.1		50.1
US dollar	US	$440.0		492.9
Cash (various currencies)				(26.3)
Total net debt				$598.7

Total debt increased by $113.1 million from $514.0 million at April 30, 2004 to $627.1 million at April 30, 2005. The $113.1 million increase was comprised of (i) an increase in debt of $160.0 million offset by (ii) favourable FX of $46.9 million. The increase in debt was due primarily to property and equipment additions and acquisitions of new businesses in fiscal 2005. During fiscal 2005 the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of US $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, the Company issued $188.5 million (US $150.0 million) of 73/8% senior subordinated notes. Partial proceeds were used to repay CAD $162.4 million of the Company’s senior credit facilities.

The current portion of long-term debt decreased by $11.2 million, from $38.0 million at April 30, 2004 to $26.8 million at April 30, 2005. The $11.2 million decrease in the current portion of long-term debt was attributable to the redemption of the remaining $11.5 million of 11¾% senior subordinated notes and $10.4 million remaining 8% subordinated debentures, offset by an increase in the current portion of debt obligation on the senior credit facilities and other term loans.

Debt issue costs in fiscal 2005, incurred primarily in connection with the aforementioned US $150.0 million debt issuance and the revised senior credit facilities, totalled $5.6 million and were recorded as deferred financing costs. Also in connection with the debt issuance, we paid cash debt settlement costs of $2.0 million to pay down existing debt.

To minimize the impact of FX on cash flows, net debt at April 30, 2005 was denominated in the following currencies:
Currency		Debt in functional currency(millions	)	Canadian equivalent (millions	)
UK pound sterling		£9.2		$22.1
Euro		€59.7		97.0
Canadian dollar		$5.2		5.2
US dollar	US	$400.0		502.8
Cash (various currencies)				(51.4)
Total net debt				$575.7

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. The Company’s ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company’s control. Throughout fiscal 2006 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2006 the Company declared an annual dividend of $0.40 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $17.1 million). Of this, dividends totalling $8.5 million were paid by April 30, 2006. During fiscal 2005, the Company declared an annual dividend of $12.8 million or $0.30 per share, $6.4 million of which was paid in fiscal 2005 with the remaining $6.4 million paid in fiscal 2006. During fiscal 2004, the Company declared an annual dividend of $10.5 million or $0.25 per share. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan and share conversions was $0.5 million during fiscal 2006.

At April 30, 2006, long-term debt (including current portion) totalled $625.0 million and shareholders’ equity totalled $490.7 million. At April 30, 2005 long-term debt (including current portion) totalled $627.1 million and shareholders’ equity totalled $460.2 million. The long-term debt to equity ratio was 1.3:1 at April 30, 2006, compared to 1.4:1 at April 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investing Activities

Cash used for investing activities was $129.2 million in fiscal 2006 compared to $254.8 million in fiscal 2005. Property and equipment additions of $283.6 million were comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars; and (v) $23.1 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $177.2 million are the net amount of aircraft purchases of $264.9 million less the application of deposits on these aircraft of $87.7 million. The Company paid aircraft deposits during the year of $125.0 million toward future aircraft purchases to end fiscal 2006 with an aircraft deposit balance of $70.9 million.

Capital expenditures during fiscal 2006 for helicopter major inspections totalled $23.6 million. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2006 totalled $315.0 million. These proceeds were composed of $209.8 million received in connection with 21 aircraft sale-leaseback transactions and the disposal of four additional aircraft, $95.5 million received on the sale of long-term investments and $9.7 million received from miscellaneous dispositions.

Cash used for investing activities was $254.8 million in fiscal 2005 compared to $185.9 million in fiscal 2004. Property and equipment additions of $236.0 million were comprised of (i) $149.0 million for the purchase of 20 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $44.4 million for major spares and repairable parts, (iv) $10.4 million in connection with the construction of buildings and hangars, (v) $10.6 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. The Company paid aircraft deposits during the year of $53.0 million toward future aircraft purchases to end fiscal 2005 with an aircraft deposit balance of $43.0 million.

Capital expenditures during fiscal 2005 for helicopter major inspections totalled $15.5 million. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2005 totalled $90.9 million. These proceeds were composed of (i) $89.0 million received in connection with five aircraft sale-leaseback transactions and the disposal of five additional aircraft, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter, and (iii) $0.2 million received from other asset dispositions.

During fiscal 2005, the Company acquired Multifabs, ATSL and Coulson for a net cash expenditure of $18.0 million. These acquisitions were financed through existing operating facilities.

The Company had no other material capital expenditure commitments at April 30, 2006 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 20, “Fleet - Commitments to Acquire New Aircraft”. See also Note 26 to the Company’s fiscal 2006 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments for the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments is as follows (in millions of Canadian dollars):
	2006		2005
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (73/8%)	$454.3	$448.1	$490.8	$502.8

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company has designated its US $400.0 million 73/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under its Stock Appreciation Rights and Performance Units (“SARs”) using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with its SARs plans based on a calculation relating the market value of the Company’s Class A subordinate voting shares on the TSX to the reference price of the SARs. At April 30, 2006 the amount recorded in current liabilities related to SARs was $11.4 million (April 30, 2005 - $10.4 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2006 are as follows:
Hedging Item	Maturity	Notional amount	Fair market value (in millions )
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	October 2006	£ 30.7 million	$-
Sell Norwegian kroner; buy US dollar	October 2006	NOK 895.4 million	-
Sell US dollar; buy Canadian dollar	Various	USD $86.4 million	9.1
Sell pound sterling; buy euro	Various	£ 30.2 million	(1.0)
Equity forward price agreement	July 2007	1,170,000 units	(1.2)
			$6.9

Other Financial Instruments

The Company has a 12% unsecured, subordinated convertible note due to an affiliate of the Company’s controlling shareholder. The total amount outstanding at April 30, 2006 was $4.6 million. Refer to item (b) of “Related Party Transactions” on page 61 for additional details on this convertible debt.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2006 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, the Company has entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

The Company has given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event of the Company defaulting on certain of its credit facilities. The Company has also provided limited guarantees to third parties, including guarantees in the form of junior loans, loans receivable and deferred payments, in connection with a portion of the aircraft value at the termination of aircraft operating leases. The Company entered into these guarantees to facilitate the related leasing arrangements which form part of its fleet management strategy. The Company’s exposure under these guarantees with respect to aircraft values is approximately $60.8 million. The resale market for the aircraft for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees. For additional information regarding these guarantees, see Note 28 to the Company’s fiscal 2006 audited consolidated financial statements.

At April 30, 2006 the Company operated 19 aircraft under operating leases with seven entities that are considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other aircraft operating leases over periods ranging from fiscal 2007 to fiscal 2014. The Company has entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under the Company’s overall fleet management strategy. In particular, under these leasing arrangements the Company has been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. The Company has completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guideline 15, US - FASB Interpretations No. 46 and 46-R) and has concluded that it is not required to consolidate any of the VIEs with which it has aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the aircraft leased from VIEs was $134.1 million at April 30, 2006. The Company has provided junior loans and loans receivable in connection with operating leases with the VIEs, and has also entered into remarketing agreements for the aircraft under lease. The Company’s maximum exposure to loss related to such junior loans and loans receivable as a result of its involvement with VIEs is $17.7 million. For additional information, see Note 27 to the Company’s fiscal 2006 audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table contains a summary of the Company’s obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2006. Additional information is contained in Notes 13 and 26 to the Company’s fiscal 2006 audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Payments due by period
(in millions of Canadian dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$176.8	$25.7	$115.1	$18.3	$17.7
Senior subordinated notes (73/8%)	448.1	-	-	-	448.1
Operating lease (aircraft)	388.1	75.2	134.3	106.4	72.2
Operating lease (other)	50.2	6.4	9.8	8.3	25.7
New aircraft commitments	648.0	382.7	265.3	-	-
Total contractual obligations	$1,711.2	$490.0	$524.5	$133.0	$563.7

DEFINED BENEFIT PENSION PLANS

Approximately 40% of the Company’s active employees are covered by defined benefit pension plans. The plan in the UK is closed to new members. At April 30, 2006, the Company had net unfunded deficits of $28.0 million relating to defined benefit pension plans that are required to be funded, compared to $75.7 million at April 30, 2005, a decrease of $47.7 million. Of the $28.0 million unfunded deficits at April 30, 2006, $53.3 million and $0.8 million were related to plans in the UK and the Netherlands, respectively. These deficits were offset by a surplus of $26.1 million in the Norwegian plan. In addition, at April 30, 2006, the Company had a deficit of $46.2 million related to plans that do not require funding, compared to a deficit of $54.2 million for those plans at April 30, 2005.

The unfunded deficit relating to funded plans decreased during fiscal 2006 primarily due to decreases in estimated benefit obligations resulting from reductions in the discount rates used, changes in expected long-term retirement assets and a positive FX impact.

Pension expense for fiscal 2006 was $27.9 million, compared to $23.2 million for fiscal 2005. The primary reasons for the $4.7 million increase in pension expense from fiscal 2005 to fiscal 2006 were a $2.1 million increase in the amortization of net actuarial and experience losses and a $2.6 million increase due primarily to assumption changes.

During the years ended April 30, 2006 and April 30, 2005 additional employees were added to the plan in Canada resulting in an increase of $0.5 million (2005 - $2.6 million) to both unrecognized prior service costs and benefit obligations. Also during the current year, the plan in the Netherlands was changed to comply with changes to the fiscal regulations related to pensions. These changes resulted in a decrease of $0.9 million to both unrecognized prior service costs and benefit obligations. In fiscal 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million.

In addition, in 2005 the sale of SAMCO, as well as terminations as part of the restructuring initiatives, resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations in fiscal 2005 and a curtailment gain of $2.9 million related to the Company’s restructuring activities was recorded in restructuring costs in fiscal 2005. The curtailment gain for both events reflected a reduction in both the benefit obligations and unrecognized past service costs.

While the asset mix varies in each plan, overall the asset mix was 46% equities, 38% fixed income and 16% money market as at April 30, 2006.

SHARE DATA

The Company’s share capital was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	2006	2005	2006	2005
Class A subordinate voting shares	36,860	36,833	$ 223,241	$ 222,727
Class B multiple voting shares	5,861	5,866	18,413	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A employee share purchase loan			(1,502)	(1,689)
			$ 240,152	$ 239,469
Contributed surplus			$ 4,363	$ 3,291

Class A Shares that would be issued upon conversion of the following:	2006	2005
Class B Shares	5,861	5,866
Stock options	3,819	2,815
Convertible debt	1,379	1,379

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2006. As a result, the employee share purchase loans, of $1.5 million at April 30, 2006 (2005 - $1.7 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (see Note 23 to the Company’s fiscal 2006 audited consolidated financial statements).

During the first two months of fiscal 2007 the Company issued 8,318 Class A subordinate voting shares for total consideration of approximately $0.2 million.

SEASONALITY

See page 26, “Results of Operations - Aberdeen Airport - Helicopter Passengers” and page 33, “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

RISKS AND UNCERTAINTIES

Foreign Currency

The Company prepares consolidated financial statements in Canadian dollars, as described in Note 2 to the Company’s fiscal 2006 audited consolidated financial statements. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for fiscal 2006 was $98.4 million. This consisted of an unfavourable translation impact of $97.4 million and a $1.0 million unfavourable transaction impact.

The total unfavourable FX impact on segment EBITDAR for fiscal 2006 was $25.7 million. This consisted of an unfavourable translation impact of $26.5 million and a favourable transaction impact of $0.8 million.

The total unfavourable FX impact on operating income for fiscal 2006 was $13.4 million. This consisted of an unfavourable translation impact of $14.3 million and a favourable transaction impact of $0.9 million.

The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that fluctuating currencies could have on operating cash flows, the Company entered into forward foreign exchange contracts. See page 49, “Liquidity and Capital Resources - Financing Activities” and Note 21 of the Company’s fiscal 2006 audited consolidated financial statements.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $3.4 million (2005 - $7.5 million).

Industry Exposure

During fiscal 2006, the Company derived 69% ($696.7 million) of its revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. The Company believes the future demand for these helicopter services and its competitive position will enable it to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on the Company’s revenues from its customers in the offshore oil and gas industry.

Inflation

Although the Company believes that inflation has not had any material affect on its operating results, the Company’s business may be affected by inflation in the future.

Contract Loss

The potential cancellation or non-renewal of contracts is a risk for the Company. During fiscal 2005 ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2006, respectively. These contracts generate approximately $46.0 million per annum. However, the Company has identified several potential markets for the redeployment of these aircraft and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world. The Company has been successful in securing a number of new contracts and contract renewals during and subsequent to year-end.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aviation Licenses

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by citizens of a country of the European Union. The Company’s ability to hold aviation licenses in Europe is contingent on its controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union member country, owning and controlling the Company. During fiscal 2002, Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a succession alternative to ensure the Company’s long-term eligibility to operate in Europe. As well, the Company is identifying alternative strategies to meet European licensing requirements as part of its restructuring initiatives.

Reinsurance

The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. The Company’s reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for the Company’s pilots in Europe, Africa and Australia.
(ii)	Death and disability insurance for employees of the Company’s Norwegian operations.
(iii)	Valuation rate protection for the pension plan for employees of the Company’s Norwegian operations.

The Company has not been exposed to any significant losses in connection with its reinsurance business.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2006	2005
Revenues	$70,738	$43,518
Direct costs	446	1,298
Inventory additions	10,679	-
Capital asset additions	7,126	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	21,878	15,044

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 13 to the Company’s fiscal 2006 audited consolidated financial statements). The loan is convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES - ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2006, $3.7 million (2005 - $6.5 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated useful lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $46.7 million and $59.1 million as at April 30, 2006 and 2005, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 40% of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

The Company has accumulated $117.0 million and $35.9 million in non-capital and capital losses, respectively, as at April 30, 2006. As detailed in Note 22 to the Company’s fiscal 2006 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2007 and 2026 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $95.6 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28 to the Company’s fiscal 2006 audited consolidated financial statements).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments, rebateable advance rentals and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2006 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(i)	Consolidation of variable interest entities (“VIE”s)

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

(j)	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.

NEW ACCOUNTING STANDARDS

During the Company’s 2005 fiscal year, the CICA issued new accounting standards relating to the recognition and measurement of financial instruments, hedges, and comprehensive income. These accounting standards are substantially harmonized with US GAAP and will be effective for the Company’s 2008 fiscal year. The Company is currently assessing the impact of these new recommendations on its financial statements.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. Under US GAAP, net earnings for the years ended April 30, 2006, 2005 and 2004 were $130.6 million, $49.1 million and $34.1 million, respectively, compared to net earnings of $90.7 million, $56.5 million and $51.9 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation. A description of the significant differences applicable to the Company and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to the Company’s fiscal 2006 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - US DOLLARS

Certain summary financial data from the Company’s fiscal 2006 audited consolidated financial statements, as detailed below, has been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated using the exchange rate at April 30, 2006 of $1.1203 = US $1.00.

Financial Highlights

Year ended April 30, (in millions of US dollars, except per share amounts)	2006	2005
Revenue	$902.9	$863.3
Operating income	99.5	97.2
Net earnings from continuing operations	81.0	41.3
Net loss from discontinued operations	-	9.2
Net earnings	81.0	50.4
Per Share Information
Basic
Net earnings from continuing operations	$1.93	$0.98
Net loss from discontinued operations	-	0.22
Net earnings	1.93	1.20
Diluted
Net earnings from continuing operations	$1.76	$0.90
Net loss from discontinued operations	-	0.20
Net earnings	1.76	1.10

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining the Company’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as of the end of the fiscal year ended April 30, 2006.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ADDITIONAL INFORMATION

Addition information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.